

June 16, 2010

Mr. Daryl R. Otte
Chief Executive Officer
TheStreet.Com, Inc.
14 Wall Street, 15th Floor
New York, NY 10005

> Re: **TheStreet.com, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Schedule 14A filed April 16, 2010**
> **File No. 000-25779**

Dear Mr. Otte:

We have reviewed your correspondence dated June 1, 2010 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K for the period ended December 31, 2009

Note 3: Acquisitions and Divestures, page F-21

1. We note your response to prior comment 7. Please supplementally provide us with the analysis used to determine that no other intangibles assets existed in the Kikucall, Inc. purchase.

Schedule II: Valuation and Qualifying Accounts, page F-40

2. We note your response to prior comment 10. We are unclear as to why the bad debt reserve increased in 2009. If a portion of the reserve was eliminated as a result of the sales of Promotions.com, we would expect the reserve to decrease instead of increase. Please clarify the reason for the increase in the bad debt reserve from 2008 to 2009.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Determination of Compensation, page 13

4. In future filings, please describe the material elements of the instructions or directions given to the compensation consultant and clarify whether the consultant was engaged solely to provide advice on the amount or form of executive compensation. Also, in future filings, if the consultant also provided additional services to the company in an amount in excess of $120,000, please disclose the aggregate fees for determining or recommending the amount or form of executive compensation and the aggregate fees for additional services. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

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You may contact Theresa Messinese at 202-551-3307 for questions regarding the financial statements and related matters, Michelle Lacko at 202-551-3240 for questions regarding the Definitive Proxy Statement, or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief